Exhibit 99.5

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This English version of the 2025 Share Option Plan of MDxHealth SA is a free translation of the original French version. In case of discrepancies between the original French version and this English version, the original French version shall prevail.

2025 SHARE OPTION PLAN

MDXHEALTH SA

MDxHealth SA ● Rue d’Abhooz 31 - CAP Business Center, 4040 Herstal, Belgium

 www.mdxhealth.com ●TVA BE 0479.292.440 RPM (Liège)

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ARTICLE 1 – PURPOSE OF THE PLAN

This 2025 Share Option Plan (the “Plan”) describes the general terms and conditions of the Share Options that the Company may grant to the Selected Participants.

The aim of the Plan is to realise the following corporate and human resources goals:

(i)	encourage, motivate and retain the Selected Participants;

(ii)	enable the Company and its Subsidiaries to attract and retain Personnel with the required experience and skills; and

(iii)	link the interests of the Selected Participants closer to the interests of the shareholders of the Company by giving them the opportunity to share in the increase of the value of the Company.

ARTICLE 2 – DEFINITIONS AND INTERPRETATION

The following terms shall have the following meaning for the purpose of the Plan:

Belgian Companies and Associations Code	the Belgian Companies and Associations Code of 23 March 2019 (as amended from time to time).
Beneficiary	With respect to a natural person, a person validly designated by the Selected Participant, being either the Selected Participant’s spouse, or the cohabiting partner, or legal heirs, in order to exercise the rights of the Selected Participant under the Plan after the death of the Selected Participant. Designation, revocation and re-designation of a Beneficiary must be done in writing in accordance with the applicable law. In the absence of any valid designation, the heirs of the Selected Participant in accordance with the applicable law of inheritance shall be deemed to be the Beneficiary. In the event that there are several heirs, all heirs acting jointly or one person designated by all heirs acting jointly shall be deemed to be the Beneficiary.
Board of Directors	The board of directors of the Company.
Business Day	A day on which banks are open for business in Belgium and the United States of America, excluding Saturdays and Sundays.

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Change of Control	A Change of Control shall be deemed to have occurred if (i) any “person” or “group” (within the meaning of Rule 13d-5 of the U.S. Securities Exchange Act of 1934, as amended), shall acquire, directly or indirectly, beneficially or of record, determined on a fully diluted basis, more than 35% of the securities or interests of any class or kind ordinarily having the power to vote for the election of Directors of the Company, (ii) a majority of the mandates (other than vacant mandates) on the Board of Directors of the Company shall be taken by persons whose nomination as Director (A) was not proposed to the general shareholders’ meeting of the Company by (a majority of) the Board of Directors of the Company, or (B) was not supported or approved by (a majority of) the Board of Directors of the Company, or (iii) any person acquires (or has acquired during the twelve (12) month period ending on the date of the most recent acquisition by such person) assets from the Company that have a total gross fair market value equal to or more than fifty percent (50%) of the total gross fair market value of all of the assets of the Company immediately prior to such acquisition or acquisitions; provided, however, that the following will not constitute a change in the ownership of a substantial portion of the Company’s assets: (A) a transfer of assets to an entity that is directly or indirectly controlled by the Company’s shareholders immediately after the transfer, or (B) a transfer of assets by the Company to: (1) a shareholder of the Company (immediately before the asset transfer) in exchange for or with respect to the Company’s shares, (2) an entity, fifty percent (50%) or more of the total value or voting power of which is owned, directly or indirectly, by the Company, or (3) a person that owns, directly or indirectly, fifty percent (50%) or more of the total value or voting power of all the outstanding shares of the Company. For purposes of the foregoing, gross fair market value means the value of the assets of the Company, or the value of the assets being disposed of, determined without regard to any liabilities associated with such assets.
Company	MDxHealth SA, a company established under Belgian law, having its registered office at Rue d’Abhooz 31 - Cap Business Center, 4040 Herstal, Belgium, registered with the register of legal persons under number 0479.292.440.
Control	The possibility de facto or de jure to exercise a decisive influence over the appointment of the majority of the members of the Board of Directors or the general orientation of the Company’s governance, as determined in articles 1:14 and following of the Belgian Companies and Associations Code.
Date of Grant	The date on which the offer of the Share Options to a Selected Participant is made.
Date of Issuance	The date on which the Share Options will be issued pursuant to a resolution of an extraordinary general shareholders’ meeting held on May 28, 2025, or in case of absence of the required attendance quorum at such meeting, [●], 2025.
Date of Termination of the Selected Participant’s Director’s mandate, employment agreement, management agreement or similar agreement	The effective date of termination of the Selected Participant’s Director’s mandate, employment agreement, management agreement or similar agreement for whatever reason, with the exception of a termination of a management agreement immediately followed by the signing of an employment agreement, a new management agreement or a similar agreement with the Company or a Subsidiary, a termination of an employment agreement immediately followed by the signing of a new employment agreement, management agreement or similar agreement with the Company or a Subsidiary, and the termination of a Director’s mandate immediately followed by the re-appointment as Director.

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Director	A member of the board of directors of the Company or a Subsidiary.
Exercise Period	The period during which the Selected Participant can exercise the Share Options granted to him/her, provided and to the extent that the Share Options are exercisable in accordance with the conditions set forth in the Plan and in any other arrangement that may exist between the Selected Participant and the Company.
Exercise Price	The price, determined by the Board of Directors, or any other committee created or person appointed by the Board of Directors in accordance with article 4, at which each Share subject to a Share Option may be acquired/subscribed for upon the exercise of that Share Option.
Notification	A written letter sent to the official domicile or registered office of the addressee by means of (i) a courier with notice of receipt, (ii) a registered letter or (iii) an e-mail sent to the addressee’s e-mail address. The date of the Notification is: (i) the date of signing for receipt, or (ii), in the absence thereof, the postmarked date of the registered letter, or (iii) the date of sending of the e-mail, provided that the e-mail was sent to the correct e-mail address of the addressee.
Personnel	An individual who is a member of the personnel of the Company or a Subsidiary as defined under article 1:27 of the Belgian Companies and Associations Code.
Plan	The present 2025 Share Option Plan.
Selected Participant(s)	Any Personnel to whom Share Options will be granted pursuant to, or under, this Plan.
Share	A share of the Company, representing the share capital of the Company.
Share Option	A subscription right issued by the Company entitling the Selected Participant to acquire/subscribe for one (1) Share pursuant to the Plan during a certain period at a certain price.
Share Option Price	The price, if any, which the Selected Participant owes to the Company for the acquisition of the Share Option itself.
Subsidiary	Any company or organization which is directly or indirectly under the Control of the Company.
Transfer – Transferring	Any transaction under living persons which has as its purpose the sale, acquisition, granting or accepting of options, exchange, waiver, contribution to a company, transfer in any manner whether or not for consideration, the giving of payment or pledge, or the acceptance of payment or pledge, or generally any agreement which has as its object an immediate or future transfer of title.

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Vested Share Options	Share Options that have become definitely acquired by the Selected Participant in accordance with the conditions set forth in the Plan, without prejudice to the possibility that the Share Options become void in cases where they are not exercised or can no longer be exercised pursuant to Plan.

Except insofar as the context otherwise requires, (i) words denoting the singular shall include the plural and vice versa and (ii) words denoting the masculine gender shall include the feminine gender and vice versa.

ARTICLE 3 - TYPE AND NUMBER OF Share OPTIONS

The total number of Share Options issued under the Plan is of three million five hundred thousand (3,500,000). All of such Share Options may be incentive stock options within the meaning of Section 422 of the U.S. Internal Revenue Code of 1986, as amended. Only Personnel who are employees subject to U.S. taxation as of the applicable Date of Grant are eligible to receive such incentive stock options.

Each Share Option shall entitle a Selected Participant to acquire one (1) Share.

The new Shares to be issued at the occasion of the exercise of the Share Options shall have the same rights and benefits as, and rank pari passu in all respects, including with respect to entitlements to distributions and dividends, with the existing and outstanding Shares of the Company at the time of their issuance. They will be entitled to dividends and other distributions in respect of which the relevant record date or due date falls on or after the date of issue of the new Shares.

A new Share shall represent the same fraction of the capital of the Company as the other outstanding Shares of the Company at that moment.

ARTICLE 4 - ADMINISTRATION

The Board of Directors shall administer the Plan. The Board of Directors shall have the possibility to delegate its powers or certain of its powers to certain persons of the management and/or to certain committees that may be established by the Board of Directors, in compliance with the Belgian Companies and Associations Code and the Company’s internal governance rules.

Subject to the provisions of the Plan and in as far as the decisions are in line with the purpose of the Plan, the Board of Directors, or any other committee created or person appointed by the Board of Directors, is entitled to determine, define and interpret all rules, regulations or other measures required or desirable for the administration of the Plan. The Board of Directors may terminate the Plan at any time. Share Options granted prior to such termination shall remain valid and exercisable in accordance with the Plan.

ARTICLE 5 - CONDITIONS OF THE Share OPTIONS

5.1	Share Option Price

Except where the Board of Directors, or any other committee created or person appointed by the Board of Directors in accordance with article 4, decides otherwise, on a one to one basis, the Selected Participant shall owe no Share Option Price to the Company upon subscription for, or acceptance of, the Share Options.

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Should a Share Option Price be due, it would be recorded as an issue premium. This issue premium would be booked as a liability on the Company’s balance sheet under its equity, and the account to which the issue premium would be booked would serve, in the same way as the share capital, as a guarantee for third parties, and may only be reduced on the basis of a valid resolution of the general shareholders’ meeting passed in the manner required for an amendment to the Company’s articles of association.

5.2	Exercise Price

The Exercise Price of a Share Option shall be determined by the Board of Directors, or any other committee created or person appointed by the Board of Directors in accordance with article 4, on the Date of the Grant thereof. Unless determined otherwise by the Board of Directors, or any other committee created or person appointed by the Board of Directors in accordance with article 4, prior to, at, or after the Date of Grant, the Exercise Price shall not be lower than the lower of (i) the price of the Shares on the stock market on which the Shares are listed and traded on the day prior to the Date of Grant (should the Shares or securities be listed on the Nasdaq, the Nasdaq must be used as market of reference), and (ii) the average price of the Shares on the relevant stock market on which the Shares are listed and traded during the period of 30 days preceding the Date of Grant of the relevant Share Option (should the Shares or securities be listed on the Nasdaq, the Nasdaq must be used as market of reference).

Upon exercise of Share Options and issue of new shares, the aggregate amount of the Exercise Price of the Share Options will be allocated the share capital of the Company. To the extent that the amount of the Exercise Price of the Share Option, per Share to be issued upon exercise of the Share Option, would exceed the fractional value of the then existing shares of the Company existing immediately prior to the issue of the new Shares concerned, a part of the Exercise Price, per Share to be issued upon exercise of the Share Option equal to such fractional value shall be booked as share capital, whereby the balance shall be booked as issue premium. In accordance with article 7:178 of the Belgian Companies and Associations Code, following the capital increase and issuance of new Shares, each new and existing Share shall represent the same fraction of the share capital of the Company.

Upon exercise of Share Options:

●	should the Company’s share capital be expressed in euro currency and the aggregate amount of the Exercise Price of such Share Options exercise be paid by the relevant Selected Participant (or its Beneficiary, as the case may be) in US dollars, the amount equal to the relevant aggregate Exercise Price for such Share Options exercise shall be converted into euro on the basis of the relevant USD/EUR exchange ratio as shall be published by the European Central Bank (“ECB”) on https://www.ecb.europa.eu/stats/policy_and_exchange_rates/euro_reference_exchange_rates/html/index.en.html (or such other relevant website of the ECB) (the “Exchange Rate”) on the second Business Day preceding the date of the relevant notarial deed in which the issuance of the relevant new Shares and the corresponding capital increase are established, and whereby the final amount in euro will be rounded down to the nearest two decimals; and

●	should the Company’s share capital be expressed in US dollar currency and the aggregate amount of the Exercise Price of such Share Options exercise be paid by the relevant Selected Participant (or its Beneficiary, as the case may be) in euro, the amount equal to the relevant aggregate Exercise Price for such Share Options exercise shall be converted into US dollar on the basis of the relevant USD/EUR exchange ratio as shall be published by the ECB on https://www.ecb.europa.eu/stats/policy_and_exchange_rates/euro_reference_exchange_rates/html/index.en.html (or such other relevant website of the ECB) (the “Exchange Rate”) on the second Business Day preceding the date of the relevant notarial deed in which the issuance of the relevant new Shares and the corresponding capital increase are established, and whereby the final amount in US dollar will be rounded down to the nearest two decimals.

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5.3	Term (duration) of the Share Options

The duration of a Share Option shall be ten (10) years as of their Date of Issuance. However, the Board of Directors, or any other committee created or person appointed by the Board of Directors in accordance with article 4, shall have the right to shorten this term. Unless a shorter term is provided by the Board of Directors, or any other committee created or person appointed by the Board of Directors in accordance with article 4, a Share Option is therefore (in any event) automatically null, void and of no value at 24:00 (midnight) CET on the tenth (10th) anniversary date of the Date of Issuance.

5.4	Registered nature

The Share Options are and shall remain registered, and shall be entered in the register of subscription right holders that shall be held at the registered office of the Company. The Company shall deliver to each Selected Participant and Beneficiary, free of charge, a certificate confirming that the Participant or Beneficiary is duly registered in the register of subscription right holders as owner of the Share Options.

5.5	Rights as a shareholder

The Selected Participant (in the Selected Participant’s capacity as holder of a Share Option) is not a shareholder of the Company, nor shall the Selected Participant have any rights or privileges, which as a rule belong to a shareholder of the Company, as long as the Share Options held by the Selected Participant have not been exercised.

ARTICLE 6 – TRANSFER OF THE Share OPTIONS

6.1	Decease

In case the holder of a Share Option is a natural person, the following will apply: in the event of the decease of a Selected Participant, all Share Options (including the Vested Share Options at the time of decease) shall be transferred to the Beneficiary of the Selected Participant and shall be (or remain as far as the Vested Share Options are concerned) exercisable at the time and under the terms established in this Plan.

6.2	Transferability of the Share Options

Except for the transfer contemplated under article 6.1 above and except if the Board of Directors, or any other committee created or person appointed by the Board of Directors in accordance with article 4, were to allow a Transfer of the Share Options, the Share Options cannot be Transferred by a Selected Participant once they have been granted to a Selected Participant.

ARTICLE 7 - EXERCISE OF THE Share OPTIONS

Share Options can only be exercised during an Exercise Period (as specified in article 7.2 below) provided and to the extent that they have become Vested Share Options and have become exercisable (in accordance with article 7.1 below) prior to or during a certain Exercise Period.

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7.1	Vesting and exercisability of the Share Options

The vesting schedule of a Share Option, i.e. the dates and conditions upon which it shall become a Vested Share Option, shall be as set forth in this Plan, except where, for Share Options granted to Selected Participants in any capacity other than the capacity of non-executive director of the Company, the Board of Directors, or any other committee created or person appointed by the Board of Directors in accordance with article 4, determines otherwise and, for Share Options granted to Selected Participants in their capacity of non-executive director of the Company, the general shareholders’ meeting determines otherwise. The vesting schedule and the period before a Share Option can become exercisable can therefore be shorter than the periods as referred to below in this article 7.1.

7.1.1	General vesting mechanism of the Share Options

Unless otherwise determined by the Board of Directors, or any other committee created or person appointed by the Board of Directors in accordance with article 4, the Share Options subscribed for by a Selected Participant in any capacity other than the capacity of non-executive director of the Company shall vest, i.e. become Vested Share Options, in installments of twenty-five percent (25%) per year during a period of four (4) years as of the Date of Grant, as follows:

●	on the first anniversary date of the Date of Grant: 25%;

●	during the second year from the Date of Grant: maximum 25%, i.e. maximum 50% in total over the first two years after the Date of Grant;

●	during the third year from the Date of Grant: maximum 25%, i.e. maximum 75% in total over the first three years after the Date of Grant;

●	as from the fourth year from the Date of Grant: 25%, i.e. maximum 100% in total over the first four years after the Date of Grant.

During the second, the third, and the fourth years after the Date of Grant, the Share Options subscribed for by a Selected Participant in any capacity other than the capacity of non-executive director of the Company shall vest pro rata temporis on a quarterly basis, i.e. for a number that bears the same proportion to the maximum number of Share Options that can vest during that period as the number of (full) quarters that have passed during said given period bears to the total number of quarters of that period. For example, one year and seven months after the Date of Grant, a maximum of 37.5% of the Share Options granted to a Selected Participant could be Vested Share Options.

The Share Options granted to a non-executive director of the Company shall all vest, i.e. become Vested Share Options, on the date of the ordinary shareholders’ meeting that takes place in the calendar year following the calendar year where the Share Options were granted, provided that on the date preceding the date of the former ordinary shareholders’ meeting the mandate of such non-executive director of the Company has not terminated (without prejudice to section 7.1.3 of the Plan).

Notwithstanding the foregoing, all Share Options subscribed for by a Selected Participant shall automatically vest (if not yet vested) and become Vested Share Options in the event of a Change of Control over the Company.

7.1.2	Exercisability of the Share Options

The Selected Participants are allowed to exercise any Vested Share Options during any Exercise Period as of and from the moment where such Share Options became Vested Share Options. The rules set forth in section 7.1.3. below however prevail over the rules set forth in this section 7.1.2.

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7.1.3	Consequences of termination of a Director’s mandate, employment agreement, management agreement or similar agreement

Without prejudice to the provisions of the following paragraphs and unless otherwise determined by the Board of Directors, or any other committee created or person appointed by the Board of Directors in accordance with article 4, when (i) the Director’s mandate of a Selected Participant is terminated for other reasons than for breach of his/her duties as a Director, (ii) the employment agreement of a Selected Participant is terminated for other reason than for serious cause, or (iii) management or similar agreement of the Selected Participant is terminated for other reasons than breach of said agreement, in each such case the Selected Participant may exercise all his/her Share Options that have become Vested Share Options at the Date of Termination of the Selected Participant’s Director’s mandate, employment agreement, management agreement or similar agreement, as relevant, at the time and in accordance with the conditions set forth in the Plan, within a period of one year as from the Date of Termination of the Director’s mandate, employment agreement, management agreement or similar agreement.

Unless otherwise determined by the Board of Directors, or any other committee created or person appointed by the Board of Directors in accordance with article 4, the Vested Share Options that are not exercised within the period referred to in the previous paragraph shall automatically lapse and become null and void. The Share Options that have not become Vested Share Options at the Date of Termination of the Selected Participant’s Director’s mandate, employment agreement, management agreement or similar agreement, as relevant, automatically lapse and become null and void.

Upon termination of (i) the Director’s mandate of the Selected Participant for breach of his/her duties as a Director, (ii) the employment agreement of the Selected Participant for serious cause, or (iii) management or similar agreement of the Selected Participant for breach of said agreement, all Share Options granted to the Selected Participant shall, unless determined otherwise by the Board of Directors, or any other committee created or person appointed by the Board of Directors in accordance with article 4, whether vested or not, automatically become definitely non-exercisable as from the Date of Termination of the Selected Participant’s Director’s mandate, employment agreement, management agreement or similar agreement, as relevant.

7.1.4	Consequences of legal retirement, disability or serious disease

In case the holder of a Share Option is a natural person, the following will apply: in the event of termination of the Director’s mandate, employment agreement, management agreement or similar agreement of the Selected Participant, as relevant, as a consequence of legal retirement, disability or serious disease, the (at that time) Vested Share Options shall remain exercisable for the remaining term of the Share Options pursuant to the terms and conditions set forth in the Plan.

7.2	Exercise Period

Vested Share Options can only be exercised during the following periods: during the term of the Share Options, between 1 March and 31 March, and between 1 September and 30 September. Each Exercise Period shall close on the last Business Day of the particular Exercise Period.

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The Board of Directors, or any other committee created or person appointed by the Board of Directors in accordance with article 4, may, however, in its absolute discretion, provide for additional Exercise Periods and do so for instance in case of a Change of Control over the Company (e.g. in case all Share Options automatically vest in accordance with 7.1.1 in fine above).

7.3	Partial exercise

A Selected Participant may exercise all or part of his/her Vested Share Options. However, it is not possible to exercise a Share Option with respect to fractions of Shares.

7.4	Exercise procedure

A Share Option shall be deemed to have been exercised upon receipt by the Company, at the latest on the last Business Day of the Exercise Period, of:

(i)	a Notification signed by the Selected Participant and stating that a Share Option or a specified number of Share Options is exercised;

(ii)	evidence of complete payment of the Exercise Price, within thirty (30) calendar days following the last Business Day of the Exercise Period in which the Share Options were exercised, for the number of Shares as indicated in the Notification provided sub (i), by bank transfer to a blocked account of the Company whose number is communicated by the Company;

(iii)	in the event that a Share Option is exercised by a person or persons other than the Selected Participant, suitable proof of the right of this person or these persons to exercise the Share Option; and

(iv)	Any and all statements and documents, which the Board of Directors, or any other committee created or person appointed by the Board of Directors in accordance with article 4, deems desirable or necessary in order to comply with all applicable legal and regulatory provisions, and the submission of which the Board of Directors, or any other committee created or person appointed by the Board of Directors in accordance with article 4, consequently requests.

7.5	Conditions for the issuance of Shares

7.5.1	The Company shall only be obliged to issue the Shares as a result of the exercise of the Share Options, by registration in the Company’s share register or any other manner prescribed by the Belgian Companies and Associations Code, after all of the preceding conditions set forth in article 7.4 have been fulfilled and following the completion of the capital increase mentioned below.

7.5.2	The Board of Directors, or one member thereof or any other person specifically delegated for such purpose, shall, in accordance with article 7:187 of the Belgian Companies and Associations Code (or any other provision having the same purport), have the capital increase resulting from the exercise of the Share Options, and the fully paid in Shares thus subscribed for, recorded before a notary public within sixty (60) days after the closing of the Exercise Period in which the Share Options were exercised.

7.5.3	If, at the time of exercise of the Share Options, the Shares are admitted to listing and/or trading on the Nasdaq, another stock market or another trading platform, the Company shall use reasonable efforts in order to take such actions and make such filings as shall be necessary to have the Shares that are issued upon exercise of the relevant Share Options admitted to listing and/or trading on the Nasdaq, such other stock market or such other trading platform under the timeline as shall be decided by the Board of Directors.

7.5.4.	The Company may at its discretion postpone the delivery of the Shares, if this is necessary in order to comply with the applicable regulations or provisions of whatever nature, including but not limited to public offer, registration and other obligations with respect to the Shares of the Company, as the Company deems appropriate.

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ARTICLE 8 – CHANGE IN THE CAPITAL STRUCTURE OF THE COMPANY – EXERCISE OF THE Share OPTIONS BY VIRTUE OF LAW

8.1	Change in the capital structure of the Company

Contrary to article 7:71 of the Belgian Companies and Associations Code, the Company explicitly reserves the right to take all possible decisions and to enter into all possible transactions that may have an impact on its capital, on the distribution of profits or on the distribution of liquidation proceeds or that may otherwise affect the rights of the Selected Participants.

Should the rights of the Selected Participant be affected by such decision or transaction, then the Selected Participant shall not be entitled to a change of the Exercise Price, a change of the exercise conditions or any other form of (financial or other) compensation, unless such a decision or transaction would have as its main purpose to prejudice the rights of the holders of the Share Options.

In case of a merger, de-merger or share split of the Company, the rights attached to the outstanding Share Options and/or Exercise Price of the Share Options, shall be adapted in accordance with the conversion ratios applied at the occasion of the merger, de-merger or share split to the other shareholders.

8.2	Exercise of the Share Options by virtue of law

If a Share Option which is not exercisable or which cannot be exercised pursuant to the issuance conditions (as determined in this Plan) becomes prematurely exercisable on the basis of article 7:71 of the Belgian Companies and Associations Code and is also exercised pursuant to said article, the Shares obtained by exercising the Share Option shall not be transferable, unless explicitly agreed upon by the Board of Directors, or any other committee created or person appointed by the Board of Directors in accordance with article 4, until the time the underlying Share Options would have become exercisable in accordance with the Plan.

ARTICLE 9 – MISCELLANEOUS

9.1	Taxes and social security

The Company or a Subsidiary shall be entitled, in accordance with the applicable law or practice, to withhold from any cash payment made to a Selected Participant, and/or the Selected Participant shall be obliged to pay to the Company or to a Subsidiary (if requested for by the Company or a Subsidiary), the amount of any tax and/or social security contributions, if any, attributable to or payable in connection with the grant, vesting or exercise of any Share Options or attributable to or payable in connection with the delivery of the Shares.

The Company or a Subsidiary shall also be entitled, in accordance with the applicable law or practice, to make the necessary reporting, required as a result of the grant of Share Options, their vesting, their exercisability or the delivery of the Shares.

9.2	Costs

Stamp duties and other similar duties or taxes levied upon exercise of the Share Options and/or the delivery of the new Shares shall be borne by the Selected Participant.

Costs related to the capital increase that shall take place upon the exercise of the Share Options shall be borne by the Company.

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9.3	Applicable law and competent courts

Belgian law governs the Plan. Disputes shall fall under the exclusive jurisdiction of the courts and tribunal of the jurisdiction where the Company has its registered office.

Share Options subscribed for in the framework of this Plan shall be governed by and construed in accordance with the laws of Belgium.

9.4	Notifications

Each Notification to a Selected Participant shall be made to the address mentioned in the register of subscription rights holders or the relevant notice details as set out in the agreement between the Company and the Selected Participant pursuant to which the Share Options were granted. Each Notification to the Company, a Subsidiary or the Board of Directors, or any other committee created or person appointed by the Board of Directors in accordance with article 4, shall be validly made to the address of the registered office of the Company. Address changes must be communicated in accordance with this provision.

9.5	Relation to Selected Participant’s agreement

Notwithstanding any provision of the plan, the rights and obligations of a Selected Participant as determined under the terms of the Selected Participant’s employment agreement or management agreement or similar agreement with the Company or any Subsidiary shall not be affected by the Selected Participant’s participation in the Plan or by any right that the Selected Participant may have to participate therein. A Selected Participant who subscribes for Share Options pursuant to the Plan shall have no rights to compensation or damages in consequence of the termination of the Selected Participant’s employment agreement, or management agreement or similar agreement with the Company or a Subsidiary for any reason whatsoever, insofar as those rights arise or may arise from the termination of the rights which the Selected Participant would have or of the claims which the Selected Participant could make relating to the exercise of the Share Options under the Plan as a result of the termination of such Selected Participant’s employment agreement, or management agreement or similar agreement, or from the loss or reduction in value of the rights or advantages.